FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                            For the month of May 2003

                           HOLMES FINANCING (No 6) PLC
                             HOLMES FUNDING LIMITED
                             HOLMES TRUSTEES LIMITED

                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F ....X.... Form 40-F ........

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.

                             Yes ....... No ...X....

Holmes Trustees Limited
 Profit & Loss Account
 Period ended 15 April 2003

                                                This Quarter       Prior Quarter
                                                (pound)'000          (pound)'000

Interest receivable - Mortgages                     313,971             308,910
Interest receivable - Cash Deposits                   3,638               3,230
                                               --------------------------------
                                                    317,609             312,140

Interest payable - Mortgages                       (313,971)           (308,910)
Interest payable - Cash Deposits                     (3,638)             (3,230)
                                               --------------------------------
                                                   (317,609)           (312,140)
                                               --------------------------------

Net operating income                                      -                   -


Fees receivable                                       6,362               3,638
Fees payable                                         (6,362)             (3,638)

Operating expenses                                   (4,276)             (3,627)
Provision charges                                      (172)            (18,474)

Other income                                          4,447              22,101
                                               --------------------------------

Profit on ordinary activities before taxation             -                   -


Taxation                                                  -                   -

                                               --------------------------------

Profit on ordinary activities after taxation              -                   -


Dividend                                                  -                   -


Retained profit brought forward                           -                   -
                                               --------------------------------

Retained profit carried forward                           -                   -
                                               ================================

 Holmes Trustees Limited
 Balance Sheet
 Period ended 15 April 2003

                                                                                      (pound)'000
Fixed asset investments
Mortgage loans secured on residential property                                         23,643,836

Current assets
Bank interest receivable                                              480
Cash at bank                                                      245,971
Other debtors                                                      44,381
Taxation                                                                6
Amounts due from Funding                                           34,261
                                                              -----------
                                                                  325,099
                                                              -----------

Creditors: Amounts falling due within one year
Amounts due to Seller                                            (324,934)
Sundry creditors                                                     (165)
                                                              -----------
                                                                 (325,099)
                                                              -----------

Net current assets                                                                              0
                                                                                      -----------
Total assets less current liabilities                                                  23,643,836

Creditors: Amounts falling after more than one year
Seller share of mortgage loans                                                         (8,221,687)
Funding share of mortgage loans                                                       (15,422,149)
                                                                                      -----------
Net assets                                                                                      0
                                                                                      ===========

Capital and reserves
Share capital ((pound)2)                                                                        0
Reserves                                                                                        0
                                                                                      -----------
                                                                                                0
                                                                                      ===========

Holmes Funding Limited
 Profit & Loss Account
 Period ended 15 April 2003

                                                            This Quarter       Prior Quarter
                                                             (pound)'000         (pound)'000


 Interest receivable - Mortgages                                 168,642             157,290

 Interest receivable - Cash Deposits                               4,912               8,230
                                                         ------------------------------------

                                                                 173,554             165,520

 Interest payable - Inter-company loans                        (151,309)           (145,056)
 Interest payable - Start up loans                                 (668)               (707)
                                                         ------------------------------------
                                                               (151,977)           (145,762)
                                                         ------------------------------------

 Net operating income                                             21,577              19,757


 Other income                                                      6,046               4,031

 Operating expenses                                              (6,509)            (15,938)
 Deferred consideration                                         (24,408)            (18,502)
                                                         ------------------------------------
 Profit/(loss) on ordinary activities before taxation            (3,295)            (10,652)


 Taxation                                                          3,314                (11)

                                                         ------------------------------------
 Profit/(loss) on ordinary activities after taxation                  19            (10,663)


 Dividend                                                              -                   -

 Retained profit/(loss) brought forward                         (14,703)             (4,040)

                                                         ------------------------------------
 Retained profit/(loss) carried forward                         (14,684)            (14,703)
                                                         ====================================

 Holmes Funding Limited
 Balance Sheet
 Period ended 15 April 2003

                                                                                   (pound)'000
 Fixed asset investments
 Beneficial interest in Trust mortgage portfolio                                    15,422,149

 Current assets

 Deferred expenditure (costs of securing)                                 30,217

 Sundry debtors                                                               82

 Taxation                                                                  4,178
 Cash at bank:

      Reserve funding                                                    281,044

      Transaction account                                                  1,881

      Funding GIC account                                                601,011                          883,936
                                                                -----------------

                                                                         918,413
                                                                -----------------

 Creditors: Amounts falling due within one year

 Deferred consideration creditor                                         151,492

 Interest payable accrual                                                  2,999

 Amounts due to Trustee                                                   34,261

 Interest payable - Inter-company loans                                    5,346

 Sundry creditors                                                          4,304
                                                                 ----------------

                                                                         198,403
                                                                 ----------------


 Net current assets                                                                    720,010
                                                                                  -------------
 Total assets less current liabilities                                              16,142,159

 Creditors: Amounts falling due after more than one year
 Inter-company loans                                                              (16,087,329)
 Start up loans                                                                       (69,514)

                                                                                  -------------
 Net assets                                                                           (14,684)
                                                                                  =============

 Capital and reserves

 Share capital ((pound)2)                                                                   -
 Reserves                                                                             (14,684)
                                                                                  -------------
                                                                                      (14,684)
                                                                                  =============

 Holmes Funding Limited
 Notes to Balance Sheet
 Period ended 15 April 2003

                                                                             (pound)'000        (pound)'000

 Balance on cash accumulation ledger                                             599,896
                                                                        =================

 Available credit enhancement
                                                                          First Reserve    Second Reserve


 Reserve funds at closing                                                        224,153             56,891
                                                                        ------------------ -----------------

 Initial closing reserve funds                                                   195,411             56,891
 Drawings to make bullet repayment                                                     -                  -
 Other drawings                                                                        -                  -
 Transfers from revenue receipts                                                  28,743                  -
                                                                    ---------------------- -----------------
 Closing reserve balance                                                         224,153             56,891
                                                                    ---------------------- -----------------

 Target reserve funds                                                            291,000             73,826
                                                                        ================== =================

 Principal deficiency ledger                                                         AAA                BBB
 Opening PDL balance                                                                 Nil                Nil
 Losses this quarter                                                                   -                  -
 PDL top up from revenue income                                                        -                  -
                                                                    ---------------------- -----------------

 Closing PDL balance                                                 Nil             Nil                Nil
                                                                    ====================== =================

 Start up loan outstanding


 Opening balance                                                                  68,065
                                                                        -----------------

 Initial start up loan (incl. accrued interest)                                   14,792
 Second start up loan (incl. accrued interest)                                    14,742
 Third start up loan                                                              17,500
 Fourth start up loan                                                              7,500
 Fifth start up loan                                                               5,100
 Sixth start up loan                                                               6,100
 Seventh start up loan                                                             3,780
                                                                        -----------------

                                                                                  69,514

 Accrued interest                                                                  2,999
 Repayments made                                                                       -
                                                                    ---------------------
 Closing balance                                                                  72,514
                                                                    =====================


 Liquidity facility

 Liquidity facility limit                                                         25,000
 Liquidity facility drawn                                                              -
 Liquidity facility available                                                     25,000

Holmes Financing (No. 6) PLC
 Profit & Loss Account
 Period ended 15 April 2003

                                            This Quarter           Prior Quarter
                                             (pound)'000             (pound)'000

Interest receivable - Inter-company loan         42,023                  30,900
Interest receivable - Cash deposits                   -                       -
                                           ------------------------------------
                                                 42,023                  30,900

Interest payable - Notes                        (42,023)                (30,900)
Interest payable
                                           ------------------------------------
                                                (42,023)                (30,900)

                                           ------------------------------------
Net operating income                                  0                       -

Other income                                          -                      54
Operating expenses                                    -                     (54)

                                           ------------------------------------
Profit on ordinary activities before taxation         0                       -

Taxation                                              -                       -

                                           ------------------------------------
Profit on ordinary activities after taxation          0                       -

Dividend                                              -                       -

Retained profit brought forward                       -                       -

                                           ------------------------------------
Retained profit carried forward                       0                       -
                                           ====================================

 Holmes Financing (No. 6) PLC
 Balance Sheet
 Period ended 15 April 2003

                                                                                           (pound)'000
Fixed asset investments
Loans to Funding                                                                             3,999,221

Current assets
Sundry debtors                                                                 1
Cash at bank                                                                  13
Cash collateral                                                           41,928
                                                                    ------------
                                                                          41,942
                                                                    ------------

Creditors: Amounts falling due within one year
Sundry creditors                                                               1
                                                                    ------------
                                                                               1
                                                                    ------------

Net current assets                                                                              41,941
                                                                                          ------------
Total assets less current liabilities                                                        4,041,162

Creditors: Amounts falling due after more than one year
Amounts due to noteholders                                                                  (3,999,221)
Amount due to CSFB                                                                             (41,928)
                                                                                          ------------
Net assets                                                                                          13
                                                                                          ============

Capital and reserves
Share capital                                                                                       13
Reserves                                                                                             -
                                                                                          ------------
                                                                                                    13
                                                                                          ============

Holmes Financing (No. 6) PLC
 Notes Outstanding
 Period ended 15 April 2003

                                    Series 1 Class A   Series 2 Class A    Series 3 Class A     Series 4 Class A1   Series 5 Class A
 Moody's current rating                          P-1                Aaa                 Aaa                   Aaa                Aaa
 S&P current rating                             A-1+                AAA                 AAA                   AAA                AAA
 Fitch Ratings current rating                    F1+                AAA                 AAA                   AAA                AAA
                                                                                                Series 4 Class A2
 Moody's current rating                                                                                       Aaa
 S&P current rating                                                                                           AAA
 Fitch Ratings current rating                                                                                 AAA
                                    Series 1 Class B   Series 2 Class B    Series 3 Class B      Series 4 Class B   Series 5 Class B
 Moody's current rating                          Aa3                Aa3                 Aa3                   Aa3                Aa3
 S&P current rating                               AA                 AA                  AA                    AA                 AA
 Fitch Ratings current rating                     AA                 AA                  AA                    AA                 AA
                                    Series 1 Class C   Series 2 Class C    Series 3 Class C      Series 4 Class C   Series 5 Class C
 Moody's current rating                         Baa2               Baa2                Baa2                  Baa2               Baa2
 S&P current rating                              BBB                BBB                 BBB                   BBB                BBB
 Fitch Ratings current rating                    BBB                BBB                 BBB                   BBB                BBB
                                    Series 1 Class A   Series 2 Class A    Series 3 Class A     Series 4 Class A1   Series 5 Class A
                                                   $                  $              (euro)                     $            (pound)

 Initial note balance                  1,500,000,000      1,250,000,000       1,000,000,000         1,000,000,000        500,000,000
 Previous quarter's note
principal
 Note redemptions

 Outstanding note principal            1,500,000,000      1,250,000,000       1,000,000,000         1,000,000,000        500,000,000
                                                                                                Series 4 Class A2
                                                                                                              CHF

 Initial note balance                                                                                 300,000,000
 Previous quarter's note
principal
 Note redemptions

 Outstanding note principal                                                                           300,000,000
                                    Series 1 Class B   Series 2 Class B    Series 3 Class B      Series 4 Class B   Series 5 Class B
                                                   $                  $               (euro)                    $             (pound

 Initial note balance                     50,000,000         42,000,000          34,000,000            40,000,000         17,000,000
 Previous quarter's note
principal
 Note redemptions
 Outstanding note principal               50,000,000         42,000,000          34,000,000            40,000,000         17,000,000
                                    Series 1 Class C   Series 2 Class C    Series 3 Class C      Series 4 Class C   Series 5 Class C
                                                   $                  $              (euro)                     $             (pound

 Initial note balance                     86,000,000         71,000,000          57,000,000            69,000,000         29,000,000
 Previous quarter's note
principal
 Note redemptions

 Outstanding note principal               86,000,000         71,000,000          57,000,000            69,000,000         29,000,000
                                    Series 1 Class A   Series 2 Class A    Series 3 Class A     Series 4 Class A1   Series 5 Class A

 Note interest margins                           N/A                 17                  24                    24                 24
 Step up dates                            16/10/2003         16/04/2008          16/04/2008            16/04/2008         16/04/2008
 Step up margins                                 N/A                N/A                  48                    48                 48
                                                                                                Series 4 Class A2
 Note interest margins                                                                                        N/A
 Step up dates                                                                                         16/10/2007
 Step up margins                                                                                               35
                                    Series 1 Class B   Series 2 Class B    Series 3 Class B      Series 4 Class B   Series 5 Class B
 Note interest margins                          37.5                 41                  50                    52                 52
 Step up dates                            16/04/2008         16/04/2008          16/04/2008            16/04/2008         16/04/2008
 Step up margins                                  75                 82                 100                   104                104
                                    Series 1 Class C   Series 2 Class C    Series 3 Class C      Series 4 Class C   Series 5 Class C

 Note interest margins                           135                145                 150                   155                155
 Step up dates                            16/04/2008         16/04/2008          16/04/2008            16/04/2008         16/04/2008
 Step up margins                                 235                245                 250                   255                255

 Interest payment cycle          Quarterly
 Interest payment date           15th or next business day
 Next interest payment date      15/07/2003


 Liquidity facility limit        (pound)  25,000,000
 Liquidity facility drawn                        Nil
 Liquidity facility available    (pound)  25,000,000

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     HOLMES FINANCING (No 6) PLC




         Dated: 14 May, 2003                         By /s/ Natalie Weedon
                                                        -------------------
                                                       (Authorised Signatory)